Mail Stop 4561

January 29, 2009

VIA USMAIL and FAX (480) 907 - 1194

Mr. D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer
Cole Credit Property Trust, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

      Re: Cole Credit Property Trust, Inc.
               Form 10-K for the year ended 12/31/2007
               Filed on 3/27/2008
               File No. 000-51962

Dear Mr. D. Kirk McAllaster, Jr.:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Yolanda Crittendon
      Staff Accountant